

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2011

Karen Ruzic Klein
General Counsel
Kayak Software Corporation
55 North Water Street, Suite 1
Norwalk, CT 06854

> **Re:** **Kayak Software Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 10, 2011**
> **File No. 333-170640**

Dear Ms. Klein:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please update your financial statements to comply with Rule 3-12 of Regulation S-X.

Risk Factors

If we do not continue to innovate and provide tools and services …, page 11

2.   We note your disclosure indicating that you "must continue to invest significant resources in research and development in order to continually improve the speed, accuracy and comprehensiveness of our services." Please tell us how you considered including a discussion of the amounts spent on research and development for each year presented pursuant to Item 101(C)(1)(xi) of Regulation S-K. Please also tell us what consideration you gave to providing disclosure regarding research and development in your MD&A section. Please see Item 303 of Regulation S-K.

Equity-Based Compensation

Fiscal Year 2010 Stock Option and Restricted Stock Awards, page 78

3.   We note your revised disclosure regarding the determination of the size of the common stock option awards. Regarding the common stock option awards given to several key employees and named executives, please provide more detailed disclosure regarding how the specific compensation discussions between Mr. Hafner and your executive officers led to the determination of the size of these awards.

Summary Compensation Table, page 80

4.   We note your revisions to footnote (4). Please additionally disclose the factors that the board of directors considered in their subjective assessments of performance and contribution which formed the bases of awarding discretionary cash bonuses in excess of non-equity incentive compensation target amounts.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

5.   We note your revisions to your cost of revenues caption in response to our prior comment 7. Unless you believe that all of your depreciation and amortization expense could be considered a cost of revenue, revise your cost of revenues caption to quantify the amount of depreciation and amortization you are excluding from this line item.

6.   We also note in your response to prior comment 7 that certain of your technology costs relate to your outsourced data center that powers your websites. Please clarify what the specific data center costs relate to and considering that it powers your websites that are used to generate your revenue, please clarify why you believe these costs are not a cost of revenue.

        You may contact David Edgar at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 with any other questions. In the event thereafter that you require additional assistance, you may contact me at (202) 551-3462.

                                                Sincerely,

                                                /s/ Mark P. Shuman

                                                Mark P. Shuman
                                                Branch Chief – Legal

cc: Michael A. Conza